SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of June, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

24 June 2016

AVIVA PLC RESPONSE TO THE RESULT OF UK REFERENDUM
ON EU MEMBERSHIP

Aviva plc ("Aviva") notes the outcome of the UK referendum on EU membership. Aviva has conducted extensive analysis of the possible implications of a vote to leave the EU and considers it will have no significant operational impact on the company.

Aviva's operations in the UK and its other subsidiaries in the EU are well capitalised and continue to trade as normal. Aviva continues to be supervised by the PRA/FCA as lead regulator and Aviva's European subsidiaries are incorporated and regulated locally and principally trade in their local market.

At Aviva's 2015 preliminary results, published in March 2016, Aviva reported a Solvency II ratio of 180% and a surplus of £9.7 billion.  Aviva has one of the strongest and most resilient balance sheets in the UK insurance sector with low sensitivity to market stress and over the last four years Aviva has tripled its economic capital surplus.

Aviva will continue to monitor the technical implications of the vote to leave, which will only be resolved after several years of negotiating a new relationship between the UK and the EU.

Enquiries:

Media

Nigel Prideaux                                                                         +44 (0)20 7662 0215
Andrew Reid                                                                           +44 (0)20 7662 3131

Analysts

Chris Esson                                                                            +44 (0)20 7662 8115
David Elliot                                                                              +44 (0)20 7662 8048

Notes to editors:

• Aviva provides life insurance, general insurance, health insurance and asset management to 33 million customers, across 16 markets worldwide

•    In the UK we are the leading insurer serving one in every four households and have strong businesses in selected markets in Europe, Asia and Canada. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• Aviva's asset management business, Aviva Investors, provides asset management services to both Aviva and external clients, and currently manages over £289 billion in assets.

• Aviva helps people save for the future and manage the risks of everyday life; we paid out £30.7 billion in benefits and claims in 2015.

• By serving our customers well, we are building a business which is strong and sustainable, which our people are proud to work for, and which makes a positive contribution to society.

• The Aviva media centre at http://www.aviva.com/media/ includes company information, images, and a news release archive.

• For an introduction to what we do and how we do it, please click here http://www.aviva.com/about-us/aviva/

• For broadcast-standard video, please visit http://www.aviva.com/media/b-roll-library/

• Follow us on twitter: www.twitter.com/avivaplc/

• Follow us on LinkedIn: www.linkedin.com/company/aviva-plc

• For the latest corporate films from around our business, subscribe to our YouTube channel: www.youtube.com/user/aviva

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 June, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary